4 1 NASD 0001079743 f#9igmhp Officer Internet Security Systems, Inc. 0001053148 58-
2362189 12/31/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form
5
obligations may continue. 1. Name and Address of Reporting Person(s) Klaus, Christopher W.
6303 Barfield Rd Atlanta, GA 30328 2. Issuer Name and Ticker or Trading Symbol Internet
Security Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 12/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X]
Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Secretary and
CTO 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One
Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1,3 and 7 through 11) -------------------------------------------------
1)Title of
Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action
of
Underlying of Deri- Derivative Indirect Date Securities
vative Securities D
Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I
- Title Shares End of
Month --------
----------------
---------------------------- Explanation of Responses:
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned -
-------------

1)Title of Security 2)Trans- 3.Trans- 4.Securities
Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D
Price End of Month I
---------------
Common Stock 12/09/02
S 20,000
D $20.5700 D Direct Common Stock 12/10/02 S 25,000 D
$20.2900 4,264,400 D Direct
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6)
1)Title of
Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or
Exercise action
action Securities Acquired (A) Expiration Date Price of Date
 Code or Disposed of
(D)
Derivative Security Code V A D Exercisable Expiration


SIGNATURE OF REPORTING PERSON /S/ Klaus, Christopher W. DATE 12/11/02